APPENDIX A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Adimab, LLC are set forth below. The principal business address of each of the executive officers and members is 7 Lucent Drive, Lebanon, NH 03766.

Name	Present Principal Occupation or Employment	Citizenship
Philip Chase	Chief Executive Officer	USA
Eric Krauland, PhD	President and Chief Scientific Officer	USA
Ryan McGovern	Chief Financial Officer	USA
Aaron Sato, PhD	Chief Strategy Officer	USA
Guy Van Meter	Chief Business Officer	USA
Max Vásquez, PhD	Chief Computing Officer	USA
Tillman U. Gerngross, PhD	Co-Founder and Executive Chairman of the Board	USA
Terry McGuire	Managing Partner, Polaris Partners	USA
Mike Ross, PhD	Managing Partner, SV Health Investors	USA
Ajay Royan	Founder and Managing General Partner, Mithril Capital Management	USA
Nancy Thornberry	Founding CEO and Chair, R&D, Kallyope	USA